

Mail Stop 7010

April 3, 2009

By U.S. Mail and Facsimile

Ms. Theresa E. Wagler
Chief Financial Officer
Steel Dynamics, Inc.
6714 Pointe Inverness Way
Suite 200
Fort Wayne, IN 46804

>       **Re:     Steel Dynamics, Inc.**
>                 **Form 10-K for the Fiscal Year Ended December 31, 2008**
>                 **File No. 000-21719**

Dear Ms. Wagler:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operation, page 37

1.      We note from your Form 8-K filed on March 12, 2009 that you expect to incur a net loss in the first quarter of 2009.  Since you also incurred a net loss in the 4th quarter of 2008, please expand your disclosure in future filings to address this negative trend, to discuss management's plans to reverse such trends, to discuss the risks and uncertainties related to those plans, and to discuss the potential consequences if those plans are not successful.  In addition, please address the

recent global economic downturn and its expected future impact on your operations and financial position. Also, expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events may impact your sources of liquidity, if any.

<u>Critical Accounting Policies and Estimates, page 49</u>
<u>Goodwill and Other Indefinite-Lived Intangible Assets, page 50</u>

2.      In the interest of providing readers with better insight into management's judgments in accounting for goodwill, please disclose the following in future filings:

- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes; and
- How you have considered decreases in your market capitalization.

*       *       *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in their absence, to the undersigned at (202) 551-3768.


Sincerely,


John Cash
Accounting Branch Chief